

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Michael Kirban
Co-Founder, Co-Chief Executive Officer and Chairman
The Vita Coco Company, Inc.
250 Park Avenue South
Seventh Floor
New York, NY 10003

Re: The Vita Coco Company, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.14 and 10.15
Filed September 27, 2021
File No. 333-259825

Dear Mr. Kirban:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance